[The Export-Import Bank of Korea Letterhead]

April 29, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Export-Import Bank of Korea and The Republic of Korea Post-effective Amendment No. 6 to Registration Statement Under Schedule B U.S. Securities and Exchange Commission File No. 333-217916

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on April 23, 2019, in which we requested the above-mentioned Registration Statement to be effective on Thursday, April 25, 2019. We hereby formally withdraw our request for acceleration of the effective date.

We will request acceleration of effectiveness for the above-mentioned Registration Statement by a separate letter later when ready.

Very truly yours,

THE EXPORT-IMPORT BANK OF KOREA

By:	/s/ Hee-kap Park
Name:	Hee-kap Park
Title:	Director
Treasury Department

[The Republic of Korea Letterhead]

April 29, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Export-Import Bank of Korea and The Republic of Korea Post-effective Amendment No. 6 to Registration Statement Under Schedule B U.S. Securities and Exchange Commission File No. 333-217916

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on April 23, 2019, in which we requested the above-mentioned Registration Statement to be effective on Thursday, April 25, 2019. We hereby formally withdraw our request for acceleration of the effective date.

We will request acceleration of effectiveness for the above-mentioned Registration Statement by a separate letter later when ready.

Very truly yours,

THE REPUBLIC OF KOREA

By:	/s/ Seong-wook Kim
Name:	Seong-wook Kim
Title:	Financial Attaché
Korean Consulate General New York